SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

São Paulo, May 06, 2021 – Braskem S.A. ("Braskem" or "Company"), (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), in light of news report published by Valor Econômico newspaper on May 5 2021, clarifies to its shareholders and the market that, as disclosed in the Material Fact notice dated on December 30, 2020, it has executed two agreements with the competent authorities as follows:

(A) Agreement to Compensate Residents: in which the parties agreed to include, in the Financial Compensation and Support for Relocation Program ("PCF"), the relocation of certain properties located in risk areas as defined by both the Civil Defense Map of December 2020 and the independent expert technical studies engaged by the Company;

(B) Agreement for Socio-environmental Remediation: in which the Company commits, primarily, to (i) adopt the necessary measures to stabilize the cavities and monitor the soil; (ii) repair, mitigate or compensate for potential environmental impacts and damages resulting from the salt extraction activities in the city of Maceió; and (iii) repair, mitigate or compensate for potential socio-urbanistic impacts and damages resulting from salt extraction activities in the city of Maceió, including urban mobility and social compensation actions, in the amount of up to R$ 1.6 billion. Additionally, this agreement provides for the possibility of other interested parties joining, at the discretion of the parties.

The current estimated amounts for implementing the actions established in the Agreement to Compensate Residents and in the Agreement for Socio-environmental Remediation have already been provisioned by the Company and duly disclosed in the financial statements of December 31, 2020.

The Company is engaged in a continuing dialogue with public authorities concerning the best solutions for the residents and the local sellers in the region. It is Braskem's priority to ensure the safety of the residents located in the risk areas, as well as to implement the other actions required by the above-mentioned agreements, reflecting the current commitments assumed by the Company.

To the extent required by applicable law, the Company will keep the market informed of material developments concerning the geological event in Alagoas and related proceedings as well as negotiations and agreements with other interested entities and individuals. The Company cannot predict with certainty future developments in respect of this matter or its related expenses, and the costs to be incurred by the Company may be different than currently estimated.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Notice to the Market may contain forward-looking statements These statements are not historical facts, but are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact related to Braskem Idesa on the Company's business, financial condition and operating results. The words "forecasts," "believes," "estimates," "expects," "plans" and other similar expressions, when referring to the Company, are intended to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance about future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are a few examples of forward-looking statements. These statements reflect the current views of the Company's management and are subject to diverse risks and uncertainties, many of which are beyond the control of the Company. There is no guarantee that said events, trends or expected results will actually occur. The statements are based on several assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change in such assumptions or factors, including the projected impact related to Braskem Idesa on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company can cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM).